

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2018

David Sealock
Chief Executive Officer
Petroteq Energy Inc.
15165 Ventura Blvd., #200
Sherman Oaks, CA 91403

> **Re: Petroteq Energy Inc.**
> **Registration Statement on Form 20-FR**
> **Filed October 11, 2018**
> **File No. 0-55991**

Dear Mr. Sealock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 20-FR

Item 3. Key Information
D. Risk Factors, page 4

1. Please tell us what consideration you have given to including a risk factor disclosing any material cybersecurity risks. Refer to Section II.A.2 of the Commission Statement and Guidance on Public Company Cybersecurity Disclosures, Release Nos. 33-10459 and 34-82746 (Feb. 21, 2018).

2. Please add a risk factor addressing the risks associated with your authorized share capital of an unlimited number of common shares and preferred shares.

Item 4. Information on the Company
B. Business Overview
Resources and Mining Operations, page 21

3.      Please define the extension period that applies to the minimum average daily production requirements of your lease. From your Third Amendment to the TMC Mineral lease, filed as Exhibit 10.19, it appears that the period of time between March 1, 2018 and the earlier of (i) March 1, 2019 or (ii) the date on which a written financial commitment is received by the lessor for the construction of your second proposed facility is referred to as the "Extension Period."

4.      We note that your lease will terminate if you do not obtain written financial commitments to fund your proposed second and third production facilities by certain dates. Please disclose the expected costs of each of these facilities. If you do not know the expected costs, please revise to make that clear.

5.      Please disclose whether you are in compliance with the provisions of your TMC Mineral lease, as amended, including:

- the minimum production requirements, particularly the requirement that you were obligated to meet by July 1, 2018 plus the extension period;
- the requirement to obtain written financial commitments to fund your proposed facilities; and
- the advance royalty payments.

If you are not in compliance with the terms of this lease, please disclose your plans to remedy such noncompliance. In addition, please disclose any prior breaches of the lease here and in your risk factor entitled "Our operations are dependent upon us maintaining . . . ." at page 7. By way of example only, we note that the Restatement of and Second Amendment to Mining and Mineral Lease Agreement states that the lease automatically terminated on March 1, 2016 as a result of your failure to obtain a written letter from a funding source.

6.      We note your disclosure that your land holdings include 2,541.73 acres. This amount of acreage appears inconsistent with Exhibit A to the Third Amendment to Mining and Mineral Lease Agreement, which provides that the properties subject to the lease contain 916.15 acres, more or less. Please revise or advise.

7.      Expand the disclosure of your leasehold acreage to separately disclose the total gross and total net developed and undeveloped acreage amounts. Refer to the disclosure requirements for developed and undeveloped acreage and the definitions of gross and net acres under Items 1208(a), 1208(b) and 1208(c) of Regulation S-K, respectively.

8.     To the extent that the 2,541.73 acres currently held include the 1,312 acres acquired at auction in 2018, expand your disclosure to discuss the dates relating to the primary term of the acquired lease(s), any conditions required to maintain your rights to this lease(s), and the duration and conditions regarding any extensions to the primary term of this lease(s), including any advance cash royalty payments and subsequent royalties payable as a percentage of sales revenues.  Refer to the disclosure requirements under Item 1208(b) of Regulation S-K.

9.     Expand your disclosure to clarify the extent that all 2,541.73 acres currently held contain potentially economically minable ore, the average thickness of the deposit, and the maximum economic mineable depth of the current and proposed open pits.

10.    Expand the disclosure relating to the 2,541.73 acres currently held to discuss and quantify, if true, the extent that additional royalties, production, severance, and ad valorem taxes are also applicable and due to the state.

11.    Expand your disclosure to clarify the number of gross and net acres covered under your current mining permit with the State of Utah Division of Oil, Gas, and Mining. Additionally, disclose the date upon with this permit and all local permits were granted and the date upon which such permits will expire.

12.    Your disclosure presents certain information relating to the estimated quantities of bitumen resources, e.g. 87.495 million barrels on page 21 and 7.331 million barrels on page F-45, that appear to conflict with guidance pertaining to disclosure of oil and gas activities pursuant to Items 1201(a) and 1201(c) of Regulation S-K.  Specifically, the Instruction to Item 1202 of Regulation S-K, applicable by way of Instruction 2 to Item 4 of Form 20-F, generally prohibits disclosure in any document publically filed with the Commission of estimates and values of oil and gas resources other than reserves. Therefore, if your estimates do not qualify as reserves under Rule 4-10(a) of Regulation S-X, please revise accordingly.

13.    Your tabular disclosure of production is provided in "net barrels."  Please expand your disclosure to explain your use of the term and the factors you considered in calculating the "net" monthly production figures presented on page 22.  In this regard, Instruction 1 to Item 1204 indicates that net production should generally include only production that is owned by the registrant and produced to its interest, less royalties and production due to others.

14.    Expand your disclosure of the monthly produced volumes for fiscal year 2015 to clarify, if true, that the net barrels disclosed represent a blend of extracted bitumen and purchased hydrocarbons, e.g. solvents remaining in the blend and subsequently sold.

15.    Expand the disclosure throughout your filing to explain the extent that your final sales product will be a blend of extracted bitumen and purchased hydrocarbons, e.g. solvent. Additionally modify your disclosure of the stated plant production capacity, e.g. the 250

barrels per day and the 1,000 barrels per day, to clarify the extent that these figures may include both extracted bitumen and purchased hydrocarbons, e.g. solvent.

16. Revise as necessary, the statement on page 20 that "during 2015, the plant produced 10,000 barrels of oil from the local oil sands ore" to clarify the portion of such production that was extracted bitumen. Also modify your disclosure to reconcile the apparent inconsistency with the disclosure of 7,777.33 net barrels produced during 2015 provided elsewhere on page 22.

17. Your disclosure of oil and gas producing activities pursuant to Rule 4-10(a)(16) of Regulation S-X, including your disclosure of production, average sales price and average production cost as required by Items 1204(a), 1204(b)(1) and 1204(b)(2) of Regulation S-K, respectively, should not include volumes of purchased hydrocarbons. To the extent that your current disclosure represents blended product consisting of extracted bitumen and purchased hydrocarbons, e.g. solvent, revise your disclosure to separately disclose the net quantities of bitumen produced, the realized price, after appropriate adjustments for quality and gravity, relating exclusively to sale of bitumen, and the production cost per barrel of bitumen extracted. Refer to Instruction 3 to Item 1204 of Regulation S-K regarding the disclosure requirements specific to bitumen.

18. Expand your disclosure of production costs to separately discuss the nature and types of costs included in the calculation of the production cost per barrel of blended product produced and in the calculation of the production cost per barrel of bitumen extracted. Your explanation should include, but not be limited to, the disclosure of the solvent purchase costs, the number of tons of raw ore processed and related mining costs, and the plant operating costs included in calculating the production cost figures. Furthermore, your disclosure should identify any variables effecting these calculations such as the percent by weight of bitumen in the mined ore, the amount of solvent by volume required to achieve a targeted product API gravity of the blended sales product, etc.

19. Expand your disclosure to explain how the operating costs for the pilot are expected to compare to the cost at higher plant capacities and if such costs are anticipated to materially change as the depth of the open pit increases over time.

20. Expand your disclosure to identify the purchaser of the bitumen extracted during fiscal year 2015 and the extent that you anticipate sales of your future production to this purchaser. As part of your expanded disclosure, discuss the product specifications required by the purchaser, e.g. range of API gravities. Contrast these sales specifications with the API gravity specific to the extracted bitumen prior to blending and clarify the extent for which a purchaser and market exists for the sale of bitumen excluding blending with other hydrocarbons.

Extraction Technology, page 22

21.    We note your disclosure that "[t]he Extraction Technology utilizes no water in the process."  However, it appears from a report available on the investor relations section of your website listed as "Nexant Report - September 2015" and entitled *Tar Sands Project Due Diligence Phase 2 - Pilot Plant Testing Program* ("Nexant Report") that the process uses water.  By way of example only, we note that page 5 of the Nexant Report states that "[a] unique method developed by MCW provides for a water layer in the [extraction] column, which separates the solids from the HC" and that the operating cost analysis tables at pages 9-10 of the Nexant Report list water as a cost.  Please revise or advise as to this apparent inconsistency.

22.    We note your disclosure that you expect to "recycle up to 99% of the solvents."  Please disclose whether the 2015 tests of the Extraction Technology discussed at page 20 of your filing included recycling of the solvents.  In that regard, we note that page 8 of the Nexant Report states that "[t]he solvent/condensate was not recycled during the test runs as assumed for the Phase 1 due diligence."  If your test runs of the extraction technology to date have not recycled the solvent, please explain the basis for your expectation that you will be able to recycle over 99% of the solvent.

Petrobloq, LLC, page 24

23.    We note you disclose an agreement with First Bitcoin Capital Corp. ("FBCC") to design and develop a blockchain-powered supply chain management platform for the oil and gas industry.  Please expand your disclosure to clarify:

- the stage of development of your distributed ledger technology, including any blockchain technology. For example, please explain if FBCC has begun any activity on the development of your applications or will only once all $500,000 has been paid. Please also explain the activities of the four employees of your wholly-owned subsidiary Petrobloq, LLC. We note Petrobloq appears to have more employees than yourself, as you disclose on page 52 only one full time employee in Utah and two contractors;
- the types of applications you are pursuing;
- whether your business entails, or will entail, the creation, issuance, or use of digital assets and, if so, how those digital assets will be used; and
- whether your applications (1) are or will be dependent on another blockchain and, if so, the risks and challenges related to such reliance; or (2) run or will run its own blockchain and, if so, the risks and challenges related to developing and maintaining the blockchain.

Finally, please file your agreement with FBCC as an exhibit or tell us why you are not required to file it.  Refer to Instruction 4 to Item 19 of Form 20-F.

The Oil Sands Market, page 24

24.     We note the following statements attributed to the 2007 Report: (i) that the United States has 50 to 70 billion barrels of bitumen and heavy oil in oil sands deposits that are close enough to the surface to economically develop; (ii) that, within the United States, Utah is known to have the richest oil sands resources, with 20 to 30 billion barrels of heavy oil and bitumen estimated by the 2007 Report to be contained within its oil sands deposits; and (iii) there are close to 1 billion barrels of heavy oil and bitumen in the oil sands deposits in Asphalt Ridge, of which most are surface deposits which can be economically processed.  However, it appears from Tables 3-5 and 3-6 in Section 3.2.2 of the 2007 Report that these figures are total oil sands resource in-place amounts of, with respect to the Asphalt Ridge, proven, probable, and possible resources, and, with respect to the United States and Utah, proven and speculative resources.

Please disclose the individual estimates for each category of resources as separate estimates and revise to exclude all aggregated totals of resource categories.  In addition, please fully explain the difference in certainty for each estimate, including by incorporating cautionary language indicating estimates of speculative, probable, and possible in-place resources are more uncertain than proved in-place resources, but have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed arithmetically with each other or with estimates of proved in-place resources.  Refer to Question 105.01 of the Oil and Gas Rules Compliance and Disclosure Interpretations.

25.     Please supplementally provide us with support for the following claims or revise to clarify that the claim is your belief:

• Certain oil sands deposits in the United States and Asphalt Ridge are respectively "close enough to the surface to economically develop" and "surface deposits which can be economically processed";
• "Within Utah, the most developed region for oil sands development, in terms of both supporting infrastructure and existing oil and gas production, is Asphalt Ridge."; and
• "[T]he United States also has large oil sands resources that can be developed economically."

26.     You disclose that you have tested your extraction technology on oil sands from around the world and have found that the "efficacy and consistency" of your extraction technology is not affected by difference in chemical composition of the bitumen. Please describe your process of testing in more detail, including the number of samples tested, the location from which each sample was sourced, the makeup of each sample, how you tested your extraction technology on such sample, and the results of each test.

Regulation, page 25

27.     Please expand your disclosure to discuss the material effects of existing or probable
        governmental regulation of distributed ledger technology, and blockchain technology
        specifically, on the intended business of Petrobloq, LLC.  Refer to Item 4.B.8 of Form 20-
        F.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 38

28.     Please expand your disclosure to discuss the following commitments and how you intend
        to fund them: (i) the future advance royalty payments due under your lease; (ii) your
        proposed second and third production facilities; (iii) "the capital needed to complete
        development of [your] Extraction Technology"; and (iv) the remaining $400,000 due to
        FBCC under your agreement.  Refer to Item 5.B.1 and 3 of Form 20-F.  In addition, please
        clarify the amount of capital expenditures needed to complete your first production plant
        and your Extraction Technology.  In that regard, we note your disclosure at page 21 that
        you anticipate the total cost of your first production plant, including the expansion of the
        production capacity of the facility to full capacity, is between $18 million and $19 million.

Item 6. Directors, Senior Management and Employees
C. Board Practices
Corporate Governance Practices, page 48

29.     Please provide us with a detailed analysis supporting your conclusion that you qualify as a
        foreign private issuer under Exchange Act Rule 3b-4(c).  In that regard, by way of
        example only, we note your disclosure at page 53 that, as of August 31, 2018, 55.6% of
        your outstanding common shares were held in the United States by 188 holders of record,
        that your oil sands extraction facility and mineral lease are in Utah, and that your
        headquarters are in California.

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 53

30.     Your disclosure that 188 holders of record in the United States held 47,364,038 shares of
        your common stock representing 55.6% of your outstanding common shares at August 31,
        2018 appears inconsistent with your disclosure at page 57 that there were approximately
        146 holders of record of your common shares at August 31, 2018.  Please revise or advise.

Consolidated Financial Statements, page F-1

31.     Please include the audit report from your independent public accountant in the filing to
        comply with Item 8.A.3 of Form 20-F.

32.     If you are able to show that you qualify as a foreign private issuer and do not withdraw the

registration statement, it may become effective automatically on December 10, 2018, sixty days after filing, pursuant to section 12(g) of the Exchange Act.  However, annual financial statements for your most recently completed fiscal year would be required December 3, 2018, prior to the effective date, to comply with Item 8.A.4 of Form 20-F.

Note 3 - Significant Accounting Policies
(h) Impairment of assets, page F-11

33.  We note your disclosure indicating you assess various assets for indications of impairment at the end of each period, including the amounts you have capitalized as mineral lease, and properly, plant and equipment.  Given your disclosure on page 6, explaining that there is substantial doubt about your ability to continue as a going concern, also considering that you had no production and no revenues during 2017, nor in the subsequent interim period, and only limited production and minimal revenues during 2016, prior to dismantling your facility, please submit for review the analyses that you performed in applying the guidance in IAS 36, in assessing whether there were indications of impairment for these assets and in estimating the recoverable amounts and any impairment losses to be recognized as of August 31, 2017.

General

34.  Please be advised that your registration statement will automatically become effective sixty days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act, even if issues identified in our comments remain unresolved at that time.  Please consider withdrawing your registration statement and resubmitting a new registration statement which gives effect to all our comments.

David Sealock
Petroteq Energy Inc.
November 7, 2018
Page 9

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.  For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at 202-551-3699.  Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources